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                                                                Exhibit (a) (13)


                              FOR IMMEDIATE RELEASE

Contact:
Bob Marese
212-929-5500
MacKenzie Partners, Inc.

                      GKN AND HOGANAS ENTER INTO AGREEMENT
                         REGARDING HOEGANAES CORPORATION


         London and New York, January 4, 1999 -- GKN plc (LSE: GKN) today announced that its subsidiary, GKN North America Incorporated, entered into an agreement with Hoganas Aktiebolag granting GKN North America the right to purchase from Hoganas, and Hoganas the right to sell to GKN North America, all of the stock of Hoeganaes Corporation not currently owned by The Interlake Corporation (NYSE: IK) for a purchase price of US $65 million. Interlake currently owns eighty percent of the stock of Hoeganaes. The rights are exercisable a year after completion of the previously announced acquisition of Interlake by GKN North America.